Exhibit 21.0

Vermillion, Inc. Subsidiaries

December 31, 2011

Subsidiary	State/Country of Incorporation/Formation
IllumeSys Pacific, Inc.	California
Ciphergen Technologies, Inc.	California
Ciphergen Biosystems KK	Japan
Ciphergen Biosystems International, Inc.	Delaware
Ciphergen (Beijing) Biosystems Co., Ltd.	China

Ciphergen Biosystems International, Inc. Subsidiaries

December 31, 2011

Subsidiary	State/Country of Incorporation/Formation
Ciphergen Biosystems GmbH	Germany
Ciphergen Biosystems EURL	France